

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 1, 2021

Steven G. Fishbach
General Counsel and Secretary
TPI Composites, Inc.
8501 N. Scottsdale Rd
Gainey Center II, Suite 100
Scottsdale, Arizona 85253

Re: **TPI Composites, Inc.**
Form 8-K
Exhibit Nos. 10.1, 10.2, 10.3, 10.4, 10.5
Filed December 30, 2020
File No. 001-37839

Dear Mr. Fishbach:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance